UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                  For Period Ended:   March 31, 2005
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: ----------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

University Bancorp, Inc.
Full Name of Registrant

Former Name if Applicable
959 Maiden Lane

Address of Principal Executive Office (Street and Number)

Ann Arbor, Michigan 48105
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The registrant recently changed its auditors, effective May 12, 2005. The Audit Committee appointed UHY, LLP as the auditors of University Bancorp, Inc. Formerly, the registrant's auditors were Grant Thornton. The audit reports of Grant Thornton LLP on the consolidated financial statements of the Registrant as of December 31, 2004 and for each of the three years then ended, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the two most recent calendar years ended December 31, 2004 and 2003, and from December 31, 2004 through the effective date of Grant Thornton's dismissal (the "Relevant Period"), there have been no disagreements between the Registrant and Grant
Thornton on any matters of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused Grant Thornton to make reference to the subject matter of such disagreements in connection with its reports. Also, during the Relevant Period, there were no reportable events as described in Item 304(a)(1)(v) ("Reportable Events") of Regulation S-K issued by the Securities and Exchange Commission (the "Commission").


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Stephen L. Ranzini               (734)               741-5858
    -------------------------       ---------------    ----------------------
         (Name)                       (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes [ ] No


         ----------------------------------------------------------------------
 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                              University Bancorp, Inc.
                                              ------------------------
                              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 16, 2005                 By: /s/ Stephen L. Ranzini
                                      ---------------------------
                                      Stephen L. Ranzini
                                      Chief Executive Officer

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